EXHIBIT T3B-2

This is a translation into English of the official Portuguese version of the articles of incorporation of a Brazilian corporation. In the event of a conflict between the English and Portuguese texts, the Portuguese text shall prevail. The term “Em Recuperação Judicial” has been added to the legal name of the entity to indicate that the entity is currently undergoing a judicial reorganization process in Brazil.

OAS S.A. - in court-supervised reorganization
Corporate Taxpayer ID (CNPJ/MF) No. 14.811.848/0001-05
State Enrollment (NIRE) No. 35.3.0038001-1
MINUTES OF SPECIAL GENERAL MEETING
HELD ON AUGUST 30, 2018
1. DATE, TIME AND PLACE: Meeting held on August 30, 2018, at 09:00 AM, in the main place of business, located at Avenida Francisco Matarazzo, 1.350, 19o Andar, Sala 1.902, Água Branca, CEP 05001-100, city and state of São Paulo.
2. CALLING AND ATTENDANCE: Publishing of invitation to meet dismissed according to Paragraph 4 in Article 124 of Statutory Law #6.404 dated December 15, 1976 (the "Business Corporation Act" or "BCA"), seeing as the shareholders representing all the capital stock are present, according to their signatures on the Shareholders Presence Book.
3. PANEL: Mr. José Manuel Boulhosa Parada acted as the chairman of the meeting and invited Mr. André Vitorino Carvalho Tourinho to act as the secretary.
4. AGENDA: To pass resolution on: (i) reformulating the Corporate Governance of the Company; and (ii) consolidating the Articles of Incorporation of the Company.
5.   RESOLUTIONS: Having discussed the agenda, the present shareholders decided, unanimously and without restrictions, to pass the following resolutions:
5.1.   To extinguish the titles of Chief Financial & Investor Relations Officer and General Counsel & Chief Governance Officer, and to create the title of Corporate Vice-President & Investor Relations Officer.
5.2.   In view of that, to approve the Company's management restructuring, which management shall be the job of a Board of Officers composed of two (02) members residing in the country, elected and subject to dismissal at any time by the Board of Directors, for a three-year term of office, one of them to be the Chief Executive Officer and the other one to be the Corporate Vice-President & Investor Relations Officer. Hence, Chapters V and VI in the Company's Articles of Incorporation shall now read as written in the Restated Articles of Incorporation attached hereto as Attachment I.
5.3. As a result thereof, to approve the restatement of the Company's Articles of Incorporation, which shall now read as written in Attachment I attached hereto.
6. ADJOURNMENT: Nothing further to discuss. The meeting was adjourned and these minutes were drawn up, read and accepted, then signed by all present members.
Panel: José Manuel Boulhosa Parada – Chairman; André Vitorino Carvalho Tourinho – Secretary.
Present Shareholders: CMP Participações Ltda. (pp Tereza Helena Magalhães Mata Pires) and LP Participações e Engenharia Ltda. (pp Mariângela Borges Pinheiro).
These minutes are written as a summary, as permitted by Article 130, Paragraph 1 in the BCA, and is a true and accurate copy of the original document entered in the relevant book.
São Paulo, August 30, 2018.
[signed]	[signed]
José Manuel Boulhosa Parada	André Vitorino Carvalho Tourinho
Chairman	Secretary

Attachment I to Minutes of Special General Meeting of OAS S.A. - in court-supervised reorganization held on August 30, 2018
OAS S.A. - in court-supervised reorganization
Corporate Taxpayer ID No. 14.811.848/0001-05
State Enrollment No. 35.3.0038001-1
ARTICLES OF INCORPORATION
Chapter I
Corporate Name, Lifespan, Head Office, Branches and Corporate Purpose
Article 1 – OAS S.A. in court-supervised reorganization (the "Company") is a joint-stock corporation governed by these Articles of Incorporation and the statutory provisions applicable thereto, especially Statutory Law #6.404/76 and any amendments thereto (the "BCA"), for an indefinite period of time.
Article 2 – The Company is headquartered at Avenida Francisco Matarazzo, 1.350, 19o Andar, Sala 1.902, Água Branca, CEP 05001-100, city and state of São Paulo, where its head office operates, and may open local offices, branches and agencies anywhere in the domestic territory or abroad, under resolution of the Board of Officers.
Article 3 – The corporate purpose of the Company is: (i) to exploit the business of civil engineering and the industry of civil and heavy works, including management and execution of projects and works; (ii) imports and exports in general; (iii) sale and purchase of materials, machines and equipment; (iv) sale and purchase of real estates at no brokerage; (v) lease of real estates; (vi) to use and exploit ore deposits; (vii) sea, river and lake navigation, transport and dredging services; (viii) plant assembly and maintenance; electric, electronic, mechanical and electromechanical installations and mountings; (ix) to perform or conduct activities of research, design, development, transformation of raw materials into finished products, basic plant technology service provision, technical support, technology transfer, production, repair, conservation, review, conversion, upgrade or maintenance of Strategic Product for the Defense of the Country, as defined in Statutory Law #12.598/12, including sale and resale only when integrated to the aforementioned plant activities; and (x) to hold equity interest as shareholder or stockholder in other companies in Brazil or abroad, in any market segment, including to organize and take part in joint ventures and to open new facilities, branches and agencies anywhere in the domestic territory or abroad.
Chapter II
Capital Stock and Shares
Article 4 – The subscribed capital is BRL 500,000,000.00 (five hundred million BRL) divided into 500,000,000 (five hundred million) common shares, nominative, at no par value, fully paid-in in domestic currency.
Article 5 – The shares of the Company are assured with such rights as provided for in the Law to the shares of that kind.
Paragraph 1: Each common share entitles to one vote in the resolutions of the General Meetings.
Paragraph 2: Under the Law, the Company may purchase shares of its own issuing, for cancellation or to be held in treasury for subsequent conveyance, upon consent of the General Meeting

Paragraph 3: The Company may retain from an institution accredited to provide services of certificate issuer the entering and keeping of the shares registration and transfer books.
Chapter III
Management
Article 6 – The Company will be managed by a Board of Directors and a Board of Officers with the powers delegated by these Articles of Incorporation and the Law, and will be represented in court as plaintiff or defendant in accordance with Article 18 below.
Paragraph 1: The compensation to be paid to the officers and directors of the Company shall be set by the General Meeting on a yearly basis, it being vested in the Board of Directors to distribute such compensation to the members of both Boards.
Paragraph 2: Those individuals who are in the positions described in Paragraph 1, Article 147 of Statutory Law #6.404/76 may not be members of the Board of Directors or Board of Officers.
Paragraph 3: The members of the Board of Directors and Board of Officers will take office as described in Article 149 of the BCA with such requirements, impediments, duties, obligations and liabilities as stipulated in said Statutory Law, articles 145 to 158, surety dismissed.
Paragraph 4: Upon the expiration of their terms of office, the members of the Boards shall hold their offices until the newly elected members take office.
Chapter IV
Board of Directors
Article 7 – The Board of Directors shall be composed of five (5) incumbent members, whether or not residing in the country, one of them being the Chairman, elected for a two-year term of office, reelection allowed, and subject to dismissal at any time by the General Meeting.
Paragraph 1: In the event of vacant office of director or final impediment of an incumbent member of the Board of Directors, the Board of Directors shall appoint to hold such office on an interim basis any of the members of the Board of Officers of the Company and/or its Subsidiaries, until the General Meeting elects a new incumbent member for the Board of Directors. In both cases, the office of Board Director shall be held for the unified term of office remaining to be held by the substituted member.
Paragraph 2: In the event all the offices in the Board of Directors are vacant, it will be vested in any Officer of the Company to call the General Meeting to elect new incumbent members for the Board of Directors.
Paragraph 3: The Chairman of the Board of Directors shall be elected by the very members of the Board of Directors in resolution passed under simple majority of votes, as soon as the Board shall meet. The term of office as Chairman of the Board of Directors will coincide with his term of office.
Article 8 – The Board of Directors shall meet at least once every three months in order to check on and follow up the financial and operating results of the Company and to pass resolution on every matter within its sphere of duty, and shall meet on a special basis every time it is called by its Chairman, under the provisions of Article 9 below.
Article 9 – The meetings of the Board of Directors shall be called by its Chairman or, in his absences or temporary hindrances, by any other incumbent member thereof, upon seven (7) business days prior written invitation to meet, with description of the agenda to be approached and all the documents concerning the resolutions to be passed.

Paragraph 1: Despite any calling formalities outlined herein, a meeting all members of the Board of Directors attend at will be deemed valid.
Paragraph 2: The meetings of the Board of Directors shall be held preferably at the head office of the Company and presided by the Chairman of the Board of Directors or, in his absence or temporary hindrance, by the incumbent member of the Board of Directors chosen by vote by majority of present members, who will appoint the secretary.
Paragraph 3: Present at the meeting is the Director who, at that time: (i) is attending the meeting through conference call, videoconference or any other communication means enabling to identify the Director and to communicate simultaneously with the other present members; or (ii) has sent his vote in writing by letter or email addressed to the Company, to the care of the Chairman of the Board of Directors.
Paragraph 4: The Board of Directors meeting instatement quorum is the majority of the acting members.
Paragraph 5: The Board of Directors resolutions are deemed validly passed when approved by affirmative vote of the majority of its members. In case of tie, if the Directors are in a deadlock, the matter at issue will be settled by the Chairman of the Board of Directors, irrespective of his individual vote he is entitled to in such resolutions.
Paragraph 6: By the end of each meeting, the minutes shall be drawn up and signed by all Directors personally present at the meeting and then transcribed to the Company's Board of Directors' Minutes Book. The president of the meeting is invested with power to sign the relevant Minutes of the Board of Directors Meeting on behalf of the Directors who are not personally present. The vote delivered by the Director who takes part in the Board of Directors Meeting remotely or who has expressed himself in writing shall as well be entered in the minutes to be transcribed in the Board of Directors' Minutes Book, and a copy of the letter or email containing his vote, as the case may be, must be attached to the book as soon as the minutes are transcribed.
Paragraph 7: The Board of Directors' Minutes containing resolutions aimed at producing effects before third parties shall be filed in the Registry of Commerce and published.
Article 10 – It is vested in the Board of Directors, in addition to such assignments as provided for in the applicable law:
(i)	to set the general direction of the corporate business;
(ii)	to elect and dismiss the Officers of the Company and set their assignments, pursuant to the Articles of Incorporation;
(iii)	to follow up the management by the Officers and check, at any time, on the books and papers of the Company;
(iv)	to call the General Meeting when they shall think fit;
(v)	to voice about the management report and the accounts rendered by the Board of Officers; and
(vi)	to select and dismiss the independent auditors.
Article 11 – The Board of Directors may, exclusively, for support, at its sole discretion, stipulate the instatement, on a non-permanent basis, of technical and consulting committees, with preset objectives and functions, to be comprised of members of the Company's management boards, or not. The recommendations issued by these committees will not be binding.

Sole Paragraph: It is vested in the Board of Directors to set the rules and regulations applicable to these committees, including the rules of configuration, term, compensation and operation.
Chapter V
Board of Executive Officers
Article 12 – The Board of Officers is composed of two (2) officers residing in the country, elected and subject to dismissal, at any time, by the Board of Directors, for a three-year term of office, reelection allowed, with the following titles: Chief Executive Officer; and Corporate Vice-President & Investor Relations Officer.
Paragraph 1: By the end of their terms of office, the Officers shall remain in their offices until the new Officers take office.
Paragraph 2: In case of vacant office or final impediment of a member of the Board of Officers, the substitute shall be elected by the Board of Directors to hold office, as the case may be, for the remaining term of office of the substituted Officer.
Article 13 – The Board of Officers shall meet every time the corporate interests requires so, and the meetings shall be called by any Officer, by means of written invitation to meet, by letter, email or any other communication means, return receipt requested, containing the place, date, time and agenda of the meeting. The invitations to meet shall as much as possible enclose the motions or documents to be approached or appraised.
Paragraph 1: The Meetings of the Board of Officers shall be instated when all its incumbent members are present and shall be presided by the Chief Executive Officer. Present at the meeting is the Officer who, at that time: (i) is attending the meeting through conference call, videoconference or any other communication means enabling to identify the Officer and to communicate simultaneously with the other present members; or (ii) has sent his vote in writing; with the president of the meeting being invested with power to sign the relevant Minutes of the Board of Officers Meeting on behalf of the Officer who is not personally present.
Paragraph 2: The Meetings of the Board of Officers shall be held preferably at the head office of the Company.
Paragraph 3: The resolutions of the Board of Officers shall be passed upon favorable vote by all its members.
Paragraph 4: In case of tie, if the Officers are in a deadlock, the matter at issue will be submitted to the Board of Directors for discussion and ultimate decision.
Paragraph 5: All resolutions passed by the Board of Officers shall be entered in minutes drawn up in the relevant Board of Officers' Minutes Book and signed by the members of the Board of Officers who are present at the meeting, pursuant to the provisions in the last sentence of Paragraph 1 above.
Chapter VI
The Officers' Scope of Assignments and Representation

Article 14 – It is vested in the Officers, within the boundaries of their scope of assignments:
(i)	to advise to the Board of Directors the key directives, within the goals and targets of the Company, for appraisal and decision;
(ii)	to assure the good progress of the corporate business, to decide and put in place all actions necessary for fulfillment of the corporate purpose, insofar as they are not the exclusive assignment of the General Meeting or Board of Directors and do not require prior approval under the Articles of Incorporation;

(iii)	to foster agreements and to contract, within the corporate purpose, with individuals or legal entities governed by public or private law, domestic or foreign;
(iv)
to purchase, encumber and sell movable properties, including those comprised by the PP&E; to render any guarantees on corporate liabilities and on third-party obligations, in compliance with the provisions of the Articles of Incorporation;

(v)	to approve, within the scope of their assignments, the criteria for positions and wages and for the disciplinary policy regarding the employees of the Company;
(vi)
to prepare and submit, by the end of each fiscal year, the Financial Statements, under the BCA, evinced by the Independent Auditors Opinion, to the Board of Directors and Board of Auditors, if instated, to appraise and for the General Meeting to approve;

(vii)	to prepare the Company's budget;
(viii)	to instate agencies of the Company at places of interest for the corporate business, when necessary;
(ix)	to approve standards, bylaws and manuals of the Company, always reporting to the Board of Directors and the General Meeting;
(x)
to represent the Company as plaintiff or defendant, in court or out of court, before any third parties and federal, state and local instrumentalities, and to put in place any and all actions necessary for or conducive to the corporate business management, within the limits set by the Law and these Articles of Incorporation.

Sole Paragraph: Any and all acts perpetrated by shareholders, directors, officers or legal representatives of the Company, binding the Company to obligations involving operations or transactions that are foreign to its corporate purpose, are hereby prohibited and shall be null and void in relation to the Company.
Article 15 – It is vested in the Chief Executive Officer, in addition to any other tasks that may be assigned to him:
(i)	to supervise and coordinate the operations of the Company, performing acts of decision and execution;
(ii)
to submit to the shareholders of the Company, every time the Company's Board of Officers decides for, duly substantiated motions to approve, amend, modify or review, as the case may be, the financial and investment policies, the business plan and/or the annual budget of the Company, attached to all the documents that may be necessary thereto;

(iii)	to nominate the other members of the Board of Officers for election by the shareholders of the Company according to these Articles of Incorporation.
Article 16 – It is vested in the Corporate Vice-President & Investor Relations Officer, in addition to any other tasks that may be assigned to him
(i)	to supervise and coordinate the managerial tasks of the Company, by developing the strategic plan in his areas of expertise, in line with the Company's directives;

(ii)
to run and coordinate the tasks of human resources, information technology, internal communications, buildings, healthcare programs for employees of the Company and social responsibility programs, everything in accordance with the policies and directives set by the Board of Officers or Board of Directors;

(iii)
to supervise and coordinate the tasks of the financial, tax and treasury areas of the Company, as to fund raising and allocation, including money operations in bank accounts of the Company, preparing the budgets, cash flows, profitability spreadsheets, insurances, guarantees and account controls of the Company;

(iv)	to supervise, plan and coordinate the litigation and business legal affairs of the Company, including to set strategies of dispute resolution;
(v)
to coordinate, run and supervise the work of discussion and development of Corporate Governance projects for the Company, recommending to the Board of Directors and Shareholders the actions and policies to be adopted toward the improvement thereof;

(vi)	to foster the relationship with financial institutions and the money market in general; and
(vii)	to provide information to investors and, where applicable, to the market.
Article 17 – Subject to the exceptions specified in these Articles of Incorporation, including Paragraph 2 and Paragraph 3 of this Article, the actions and operations of corporate business management entailing liability or obligation to the Company, or releasing the Company from obligations to third parties, may be carried out by: (i) any Officer in isolation; or (ii) one (1) legal representative in isolation; pursuant to the provisions of Paragraph 1 in this Article as regards the appointment of legal representatives.
Paragraph 1: The Company may, through the signature of one (1) Officer – or two (2) Officers together if for the purposes described in Paragraph 2 below – appoint legal representatives by granting them, for a definite term of effectiveness no longer than two (2) years, specific management powers, except for the powers under the ad judicia clause or for the defense of the Company's interests in administrative proceedings, which may be granted for an indefinite term of effectiveness.
Paragraph 2: It is hereby set out that the actions listed below shall depend on the joint signature by: (a) two (2) Officers; (b) one (1) Officer and one (1) legal representative, within the limits of the powers granted to them; or (c) two (1) legal representatives, within the limits of the powers granted to them:
(i)
conclusion of loan agreements, financing, derivatives, assignment of credit and any and all financial agreements and respective guarantees, in excess of BRL 5,000,000.00 (five million BRL), except for loans made between OAS Group companies;

(ii)
issuance and endorsement of trade bills for the purpose of discount, pledge or collection, signature of lists of negotiable instruments, receipt and discharge in trade bills issued by the Company, with a value greater than BRL 5,000,000.00 (five million BRL);

(iii)
accommodation or suretyship, including letters of credit, bank guarantee and performance bond, except guarantees granted in lease contracts and performance bonds arising from the contract of engineering services, for which individual representation will be allowed by any Officer;

(iv)	purchase, encumbrance and/or sale of stocks or shares in companies in which the Company or companies of its economic group holds equity interest, observing the provisions in the paragraph below;
(v)	sale, purchase and/or encumbrance of real estate on behalf of the Company.
Paragraph 3: The practice of the following acts depends on the prior written approval of the shareholders representing the majority of the capital stock:

(i)
sale, purchase and/or encumbrance of equity interest, in an amount exceeding BRL 10,000,000.00 (ten million BRL), except in order to secure funding for projects in which the Company or companies of its economic group participate, directly or indirectly, as stockholder or shareholder;

(ii)
granting of accommodation, suretyship and giving in guarantee, to: a) business foreign to the corporate purpose; or b) companies that do not belong to the same economic group as the Company, that is, do not control, are not controlled by, or are not under common control with, directly or indirectly, the Company; and

(iii)
the approval by the Company, in relation to the subsidiaries, and the orientation of the Company's vote, in indirectly controlled companies, regarding the matters set forth in items (iii) and (viii) of Article 22 below.

Chapter VII
Board of Auditors
Article 18 – The Board of Auditors shall be instated in the fiscal years in which it is convened under resolution of the shareholders, as provided for in the Law.
Article 19 – The Board of Auditors, when instated, shall be composed of at least three (3) and at most five (5) incumbent members and the same number of deputy members, elected by the General Meeting of Shareholders, reelection allowed, with such assignments and terms of office as stipulated in the Law.
Paragraph 1: The compensation to be paid to the members of the Board of Auditors shall be set by the General Meeting of Shareholders electing them.
Paragraph 2: The provisions of the BCA, articles 161 to 165, their paragraphs, items and letters, are to apply to the Board of Auditors as far as the rules of election, requirements, impediments, investiture, obligations, duties and liabilities are concerned.
Chapter VIII
General Meetings
Article 20 – Subject to the law in force, the General Meeting shall be convened as in the following order:
(i)	by the Chairman of the Board of Directors or, in his absence or temporary hindrance, by any other incumbent member of the Board of Directors; or
(ii)	by the persons legally eligible under the BCA.
Paragraph 1: The works of the General Meeting shall be managed by a panel comprised of president and secretary selected by the present members.
Paragraph 2: The Meetings will be held and the decisions will be made based on such quorums as specified in the applicable law in force.
Article 21 – The General Meetings shall be held:
(i)	on a regular and annual basis, with such purpose as described in Article 132 of the BCA, in the first fourth months following the expiration of the fiscal year; and
(ii)	on a special basis, every time the corporate interests shall require so.
Sole Paragraph: The set of foreign shareholders and groups of foreign shareholders cannot exercise in each general meeting a number of votes greater than 2/3 (two thirds) of the total votes that may be exercised by the Brazilian shareholders present at the meeting.
Article 22 – It is vested in the General Meeting, in addition to other matters listed in the Law or in these Articles of Incorporation:
(i)	amendment to these Articles of Incorporation;
(ii)	election and dismissal of the members of the Board of Directors and definition of their assignments;
(iii)	setting and changing the compensation payable to the Directors and the profit sharing program of the Company;
(iv)	approval of accounts and financial statements;
(v)	issuance of debentures;
(vi)	evaluation of properties contributed by the shareholder to compose the capital stock;
(vii)	transformation, merger, incorporation and spin-off of the Company;
(viii)	declaration of or application for bankruptcy, court-supervised reorganization, out-of-court reorganization, dissolution, liquidation, discontinuation of liquidation of the Company;
(ix)	allocation of net profits and distribution of dividends of the Company;
(x)	change of features, rights or benefits of existing shares, and creation and issuance of other classes or kinds of shares; and
(xi)	reduction of mandatory dividend.
Chapter IX
Fiscal Year, Profits and Dividends
Article 23 – The fiscal year shall begin on January 1 and shall end on December 31 each year, when the balance sheet and financial statements legally required shall be prepared.
Article 24 – Accrued losses, if any, and provision for income tax will be deducted from the revenue reported in the fiscal year, according to the law in force.
Article 25 – Once completed such deductions as mentioned in the former Article, the General Meeting may allocate to the members of the boards and the employees of the company a share in the remaining profits, subject to legal reserves.
Article 26 – The balance after profit sharing deductions is the net profit for the fiscal year, to be presented to the General Meeting and to be allocated as follows:
(i)	five percent (5%) to set up the Legal Reserve, not to exceed twenty percent (20%) of the Capital Stock;
(ii)	set up of Reserves for Contingencies, where necessary;
(iii)	set up of Reserves for Profits Receivable, if any, according to law;
(iv)
payment of annual mandatory dividends of at least twenty-five percent (25%) on the net profits for the fiscal year, adjusted according to law, considering the deductions described in items (i), (ii) and (iii) above; and

(v)	the General Meeting will pass resolution on the allocation of the remaining balance of net profits for the fiscal year.
Article 27 – The Company may prepare monthly balance sheets and, based thereon, decide the payment of dividends.
Sole Paragraph: The Board of Officers may declare interim dividends to the account of profits reserve reported in the balance sheet.
Chapter X
Liquidation
Article 28 – The Company may undergo liquidation in such cases as described in the Law, it being vested in the General Meeting to select the liquidators and the members of the Board of Auditors to operate during the liquidation period, setting their compensation.
Chapter XI
General Provisions
Article 29 – The Company is governed by the Brazilian Law applicable to joint-stock corporations, by the provisions of these Articles of Incorporation, and by the Shareholders Agreement executed by and between the shareholders.
According to its original drawn up in the proper book.
São Paulo, August 30, 2018.
[signed]	[signed]
José Manuel Boulhosa Parada	André Vitorino Carvalho Tourinho
President	Secretary